FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

FOR IMMEDIATE RELEASE

BUENAVENTURA

ANNOUNCES RESULTS OF ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 27, 2008 - Compañia de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, announced today the results of the Company’s Annual General Shareholders’ Meeting held March 27, 2008. The following resolutions were passed:

1. Approval of the Annual Report and the Financial Statements for the year ended December 31, 2007.

2.  The appointment of Alberto Benavides, Felipe Ortiz-de-Zevallos, Aubrey Paverd, Luis Coleridge, Norman Anderson, Roque Benavides and Germán Suárez as Board Members for the 2008 - 2010 period.

3. The appointment of Medina, Zaldívar, Paredes & Asociados Sociedad Civil, Member of Ernst & Young Global, as external auditors for 2008.

4.  The declaration of a cash dividend of US$0.22 per share or ADS, to be paid in U.S. dollars on April 29, 2008 to shareholders of record as of April 15, 2008. The ex-dividend date is April 11, 2008.

5. A capital increase by capitalizing  the result of inflation exposure and accumulated profits by increasing the common and investment shares’ face value from S/. 4.00 to S/. 20.00, and the consequent amendment of Article 5 of the Company’s By-Laws.

6.  A simultaneous stock split of the ADRs (2 per each 1 existing) and common and  investment shares (2 per each 1 existing) by modifying the face value from S/. 20.00 to S/.10.00, and the consequent amendment of Article 5 of the Company’s By-Laws. To this end, shareholders gave the Board of Directors the right to establish the record date and timetable required to fulfill both Peruvian and U.S. regulations.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates six mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli) and also has controlling interests in two mining companies (CEDIMIN SAC and El Brocal S.A.A) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

Cautionary Statement
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company’s, Yanacocha’s and Cerro Verde´s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company’s 2006 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company’s other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any “forward-looking statement,” to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos
Chief Financial Officer
Date: March 27, 2008